UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Legal claim regarding 6.0% Convertible Senior Notes due 2026

On March 19, 2024 Selina Hospitality PLC (the “Company”) was informed that on March 11, 2024 Dark Forest Capital Management LP (the “Plaintiff”) filed a Motion for Summary Judgment in Lieu of Complaint (the “Motion”) in the Supreme Court of New York naming the Company as the defendant and seeking damages relating to the Company’s failure to make certain payments due under the Indenture between the Company and Wilmington Trust, National Association, as trustee (“Trustee”), dated as of October 27, 2022 (as modified and supplemented, the “Indenture”), in respect of 6.0% Convertible Senior Notes due 2026 (the “2026 Notes”), as announced by the Company on December 4, 2023.

Specifically, according to the Indenture, payment of interest was due on November 1, 2023 and the failure of the Company to pay the interest payment within a 30-day grace period constituted an event of default under Section 6.01(a) of the Indenture that, in addition to other remedies, allowed either the Trustee or the holders of at least 25% in aggregate principal amount at maturity of the 2026 Notes then outstanding to accelerate the repayment of amounts due under the Indenture. The Company announced on February 5, 2024, that it had received a notice from a holder of more than 25% of the principal amount of the 2026 Notes informing the Company that the holder was purporting to exercise its right, under Section 6.02 of the Indenture, to accelerate the outstanding principal amount of, premium (if any) on and accrued and unpaid interest due under all of the 2026 Notes.

According to the Memorandum of Law filed in support of the Motion, the Plaintiff alleges that it holds $12,530,000 in aggregate principal at maturity of the 2026 Notes—representing more than 52% of the aggregate outstanding principal amount of the 2026 Notes—and is entitled to payment of $11,401,634.87, being the sum of the accreted principal amount of the 2026 Notes held by the Plaintiff and interest accrued as of the date of acceleration, February 2, 2024, plus additional interest accruing through the date of judgment.

The Company continues to engage with Plaintiff and other relevant noteholders to discuss potential settlement arrangements and is assessing its legal position. There can be no assurances that such discussions will result in a successful outcome and the Company may need to consider formal restructuring options in relation to the indebtedness due under the 2026 Notes and its other liabilities.

Miscellaneous Matters relating to the Above

Unless otherwise stated, all dollar amounts stated herein refer to United States dollars.

Certain statements regarding the discussions with holders of the 2026 Notes represent forward-looking statements. See the “Forward-Looking Information” section below for further details.

The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, such forward-looking statements include those pertaining to our beliefs about our ability negotiate the restructuring of certain of our liabilities Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: March 20, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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